Dear Shareholder:

We are pleased to present this semiannual report for Oppenheimer Multi-Sector Income Trust for the six-month reporting period that ended April 30, 2000. During this period, the Trust was able to generate current income consistent with preservation of capital. In terms of actual results, the Trust delivered a six month cumulative total return at net asset value of 1.67%, which includes the changes in the net asset value and the dividends paid during that period. The six-month cumulative total return at market value was –1.95%, which includes the changes in share price on the New York Stock Exchange. The dividend return was 9.14%.[1]

Bond markets worldwide offered a mixed bag during the period, particularly with respect to the United States. As the domestic economy continued to expand, and many foreign economies rebounded from the global economic crisis that marked 1998 and 1999, the Federal Reserve Board grew increasingly uneasy about inflationary pressures. In fact, questioning the U.S. economy's ability to sustain its robust growth, the Federal Reserve Board continued to raise short-term interest rates, for a total of five increases since June of 1999.

While many bond investors were prepared for these moves, they were less so for the U.S. Treasury Department's buyback program, announced in late January of this year. This repurchase of a larger-than-expected portion of outstanding Treasury debt created an acute imbalance between supply and demand for Treasury securities, particularly on the longer end of the maturity spectrum. With long bonds already in short supply, the increased demand drove their prices up dramatically.

However, as yields on these longer term bonds dipped below yields on shorter issues, inverting the yield curve, longer issues still in circulation became even more valuable.

Investment Breakdown:
Oppenheimer Multi-Sector Income Trust as of 4/30/00:[2]



- ■ Corporate: 34.7%
- ■ International: 32.2%
- ■ Mortgage-Backed: 17.7%
- ■ Money Market: 7.7%
- ■ U.S. Government: 5.5%
- ■ Convertible: 2.2%

By comparison, the picture in many overseas markets brightened considerably. The turnaround in the emerging markets of Asia, Eastern Europe and, to a lesser extent, Latin America, has been swift. Many developed markets stabilized, with most European economies experiencing moderate growth, while Japan showed only budding signs of recovery after nearly a decade of recession.

Because of ongoing market volatility, the Trust's returns may fluctuate and may be less than the results shown.
For quarterly updates on the Trust's performance, please contact your financial advisor, call us at 1.800.525.7048 or visit our website at www.oppenheimerfunds.com.
1. Total returns are based on changes in net asset value and market value, respectively, per share from 10/31/99 to 4/30/00 without deducting any sales charges or brokerage costs. Such performance would have been lower if sales charges and brokerage costs were taken into account. Dividend return is determined by annualizing the April 2000 dividend of [$0.07] and dividing by the closing market price on the New York Stock Exchange of [$9.19] per share on 4/28/00 (payment date). Past performance does not guarantee future results.
2. Portfolio composition is subject to change. Chart is based on total market value of investments.

Against this backdrop, our goal during the period was to de-emphasize interest-rate sensitive securities, such as U.S. Treasuries. Even so, Treasuries continued to impact performance, albeit in a small way. For reasons detailed earlier, we emphasized longer term issues, which helped to cushion performance.

But it was our focus on the higher yielding, credit-sensitive market that actually proved most successful. In particular, we increased our exposure to high yield corporate securities, emerging-market bonds and mortgage-backed securities. This approach provided above-average income streams, which played a pivotal role in helping to offset the effects of an overall decline in the bond market.

Within that market, of the three sectors we chose to emphasize, emerging-market bonds contributed the most to performance. Consistent with our current value orientation, we purchased many of our current holdings in 1998, when they fell out of favor due to the global financial crisis. As market conditions and investor interest have continued to improve, we have become more aggressive within our emerging markets allocation. Another area where we have followed a similar strategy is in mortgage-backed securities. Although we have yet to reap rewards from this approach, we took advantage of weakness in the sector to add what we believed were compelling high quality holdings.

Unfortunately, our holdings in high yield corporate bonds provided only modest returns. Although these securities generally outperformed U.S. Treasuries during the period, they were also adversely affected by supply-and-demand factors. In addition, our weighting in the telecommunications sector hindered performance as many technology stocks participated in a broad sell-off.

Our holdings in foreign bonds from developed markets were somewhat hurt by the strength of the U.S. dollar relative to many European currencies,

including the euro. Many European economies are growing at slower rates than the U.S. economy, making U.S. investments more attractive to domestic and foreign investors alike. In Japan, the relationship between the Japanese yen and the U.S. dollar has been relatively stable during the past six months. However, poor economic conditions in Japan have led to relatively unattractively low bond yields.

In our last report, we talked about a number of sophisticated quantitative models that we have adopted to help us capitalize on trends in three key risk areas: interest-rate risk, currency risk and credit risk. We are pleased with the results so far. Needless to say, we will continue to look for ways to optimize the effectiveness of these tools. Of course, we always combine quantitative analysis with our own fundamental judgment as portfolio managers, viewing these models as a valuable resource in our decision-making process.

Regardless of future economic events in the United States and around the world, we seek to continue managing the Trust in a way that takes advantage of changing relationships among the various sectors of the bond market. In other words, we will seek to invest for high income with less volatility relative to investing in any single sector alone. In fact, adhering to our long-term investment discipline is just one of the many reasons why Oppenheimer Multi-Sector Income Trust is an important part of *The Right Way to Invest.*

Sincerely,

Bridget A. Macaskill
President
Oppenheimer Multi-Sector Income Trust

May 19, 2000

2

Statement of Investments April 30, 2000 (Unaudited)

Oppenheimer Multi-Sector Income Trust

	Principal Amount	Market Value See Note 1
U.S. Government Sector—5.5%		
U.S. Treasury Bonds:		
6.375%, 8/15/27[1]	$14,000,000	$14,315,000
STRIPS, 5.99%, 11/15/18[2]	1,100,000	355,289
Total U.S. Government Sector (Cost $14,739,958)		14,670,289

	Shares	
Convertible Sector—2.2%		
Preferred Stocks—2.0%		
CGA Group Ltd., Series A[3][4]	46,810	1,170,250
Concentric Network Corp., 13.50% Sr. Redeemable Exchangeable, Series B, Non-Vtg.[4]	250	255,625
Crown American Realty Trust, 11% Cum., Series A, Non-Vtg.	4,000	140,000
Dobson Communications Corp.:		
12.25% Sr. Exchangeable, Non-Vtg.[4]	654	649,095
13% Sr. Exchangeable, Non-Vtg.[4]	340	348,925
e.spire Communications, Inc., 12.75% Jr. Redeemable, Non-Vtg.[4]	227	68,667
Eagle-Picher Holdings, Inc., 11.75% Cum. Exchangeable, Series B, Non-Vtg.[5]	4,000	121,000
Global Crossing Ltd., 10.50% Sr. Exchangeable[4]	4,000	393,000
Intermedia Communications, Inc., 13.50% Exchangeable, Series B[4]	876	838,770
Nebco Evans Holdings, Inc., 11.25% Sr. Redeemable Exchangeable Non-Vtg.[4]	3,030	379
Nextel Communications, Inc., 11.125% Exchangeable, Series E, Non-Vtg.[4]	384	371,520
NEXTLINK Communications, Inc., 14% Cum., Non-Vtg.[4]	9,179	452,066
Paxson Communications Corp., 13.25% Cum. Jr. Exchangeable, Non-Vtg.[4]	24	246,600
Rural Cellular Corp., 11.375% Cum. Sr., Series B, Non-Vtg.[4]	257	247,362
Star Gas Partners LP	220	3,080
		5,306,339

	Units	
Rights, Warrants and Certificates—0.2%		
Becker Gaming, Inc. Wts., Exp. 11/15/00[3]	25,000	—
CellNet Data Systems, Inc. Wts., Exp. 10/1/07[6]	404	1,262
CGA Group Ltd. Wts., Exp. 6/16/07[3]	32,000	9,600
Clearnet Communications, Inc. Wts., Exp. 9/15/05	330	11,067
Concentric Network Corp. Wts., Exp. 12/15/07[3]	600	282,075
Decrane Aircraft Holdings, Inc. Wts., Exp. 9/30/08	800	—
e.spire Communications, Inc. Wts., Exp. 11/1/05	700	2,502
FirstWorld Communications, Inc. Wts., Exp. 4/15/08[6]	500	47,438

Statement of Investments (Unaudited) (Continued)

Oppenheimer Multi-Sector Income Trust

	Units	Market Value See Note 1
Rights, Warrants and Certificates (Continued)		
Gothic Energy Corp. Wts.:		
Exp. 1/23/03	6,053	$ —
Exp. 1/23/03[3]	3,455	35
Exp. 9/1/04[3]	10,150	—
ICG Communications, Inc. Wts., Exp. 9/15/05	4,125	90,144
In-Flight Phone Corp. Wts., Exp. 8/31/02	900	—
Insilco Corp. Wts., Exp. 8/15/07[3][6]	720	—
KMC Telecom Holdings, Inc. Wts., Exp. 4/15/08[3]	920	2,818
Long Distance International, Inc. Wts., Exp. 4/13/08[3]	400	40
Loral Space & Communications Ltd. Wts., Exp. 1/15/07[3]	975	11,578
Millenium Seacarriers, Inc. Wts., Exp. 7/15/05[3]	700	963
Protection One Alarm Monitoring, Inc. Wts., Exp. 6/30/05[3]	6,400	640
Republic Technologies International LLC. Wts., Exp. 7/15/09[3]	400	4
WAM!NET, Inc. Wts., Exp. 3/1/05[3]	1,500	17,438
Wireless One, Inc. Wts., Exp. 10/19/00[3]	1,500	15
		477,619
Total Convertible Sector (Cost $6,264,599)		5,783,958

	Shares	
Corporate Sector—34.4%		
Common Stocks—0.4%		
Capital Gaming International, Inc.[5]	18	—
Grant Prideco, Inc.[5]	5,000	96,250
Optel, Inc.[3][5]	815	8
Price Communications Corp.	35,000	708,750
Weatherford International, Inc.	5,000	203,125
		1,008,133

	Principal Amount	
Corporate Bonds and Notes—33.3%		
Aerospace/Defense—0.8%		
BE Aerospace, Inc., 9.50% Sr. Unsec. Sub. Nts., 11/1/08	$ 500,000	435,000
Constellation Finance LLC, 9.80% Airline Receivable Asset-Backed Nts.,		
Series 1997-1, 9.80%, 1/1/01[3]	500,000	460,000
Decrane Aircraft Holdings, Inc., 12% Sr. Unsec. Sub. Nts., Series B, 9/30/08 ..	800,000	700,000
Loral Space & Communications Ltd., 9.50% Sr. Nts., 1/15/06	250,000	170,000
Pegasus Aircraft Lease Securitization Trust, 11.76% Sr. Nts.,		
Series 1997-A, Cl. B, 6/15/04[3]	397,445	401,659
		2,166,659

Statement of Investments (Unaudited) (Continued)

Oppenheimer Multi-Sector Income Trust

	Principal Amount	Market Value See Note 1
Chemicals—1.2%		
Georgia Gulf Corp., 10.375% Sr. Sub. Nts., 11/1/07[6]	$ 325,000	$ 334,750
Huntsman Corp./ICI Chemical Co. plc, Zero Coupon Sr. Unsec. Disc. Nts., 13.08%, 12/31/09[2]	1,250,000	400,000
Lyondell Chemical Co.:		
9.875% Sec. Nts., Series B, 5/1/07	500,000	494,375
10.875% Sr. Sub. Nts., 5/1/09	250,000	248,125
Pioneer Americas Acquisition Corp., 9.25% Sr. Nts., 6/15/07	400,000	334,000
Polymer Group, Inc., 8.75% Sr. Sub. Nts., 3/1/08	500,000	451,250
Sterling Chemicals, Inc.:		
11.75% Sr. Unsec. Sub. Nts., 8/15/06	350,000	313,250
12.375% Sr. Sec. Nts., Series B, 7/15/06	750,000	783,750
		3,359,500
Consumer Durables—0.3%		
Boyds Collection Ltd. (The), 9% Sr. Unsec. Sub. Nts., Series B, 5/15/08	293,000	256,375
Holmes Products Corp., 9.875% Sr. Unsec. Sub. Nts., Series B, 11/15/07	400,000	248,000
Home Interiors & Gifts, Inc., 10.125% Sr. Sub. Nts., 6/1/08[3]	300,000	238,500
		742,875
Consumer Non-Durables—0.9%		
AKI Holdings, Inc., 10.50% Sr. Unsec. Nts., 7/1/08	600,000	513,000
Bell Sports, Inc., 11% Sr. Unsec. Sub. Nts., Series B, 8/15/08	400,000	395,000
Consoltex Group, Inc., 11% Sr. Sub. Nts., Series B, 10/1/03	370,000	339,475
Globe Manufacturing Corp., 10% Sr. Unsec. Sub. Nts., Series B, 8/1/08	400,000	26,000
Revlon Consumer Products Corp., 9% Sr. Nts., 11/1/06	775,000	561,875
Salton, Inc., 10.75% Sr. Unsec. Sub. Nts., 12/15/05	400,000	394,000
Styling Technology Corp., 10.875% Sr. Unsec. Sub. Nts., 7/1/08	400,000	122,000
		2,351,350
Energy—2.1%		
Chesapeake Energy Corp., 9.625% Sr. Unsec. Nts., Series B, 5/1/05	550,000	530,750
Clark Refinancing & Marketing, Inc., 8.875% Sr. Sub. Nts., 11/15/07	845,000	511,225
Denbury Management, Inc., 9% Sr. Sub. Nts., 3/1/08	400,000	358,000
Frontier Oil Corp., 11.75% Sr. Nts., 11/15/09	600,000	580,500
Gothic Production Corp., 11.125% Sr. Sec. Nts., Series B, 5/1/05[6]	750,000	633,750
Grant Geophysical, Inc., 9.75% Sr. Unsec. Nts., Series B, 2/15/08[3]	380,000	241,300
Pogo Producing Co., 8.75% Sr. Sub. Nts., Series B, 5/15/07	790,000	744,575
R&B Falcon Corp., 12.25% Sr. Unsec. Nts., 3/15/06	400,000	434,000
RBF Finance Co., 11% Sr. Sec. Nts., 3/15/06	500,000	528,750
Statia Terminals International NV/Statia Terminals (Canada), Inc., 11.75% First Mtg. Nts., Series B, 11/15/03	200,000	199,000
Stone Energy Corp., 8.75% Sr. Sub. Nts., 9/15/07	535,000	505,575
Universal Compression Holdings, Inc., 0%/9.875% Sr. Disc. Nts., 2/15/08[8]	700,000	441,000
		5,708,425

Statement of Investments (Unaudited) (Continued)

Oppenheimer Multi-Sector Income Trust

	Principal Amount	Market Value See Note 1
Corporate Bonds and Notes (Continued)		
Financial—0.7%		
AMRESCO, Inc., 9.875% Sr. Sub. Nts., Series 98-A, 3/15/05	$ 400,000	$ 266,000
LaBranche & Co., Inc., 12% Sr. Sub. Nts., 3/1/07[6]	250,000	243,750
Saul (B.F.) Real Estate Investment Trust, 9.75% Sr. Sec. Nts., Series B, 4/1/08 .	865,000	741,737
Sovereign Bancorp, Inc., 10.50% Sr. Unsec. Nts., 11/15/06	300,000	297,750
Veritas Capital Trust, 10% Nts., 1/1/28	525,000	248,062
		1,797,299
Food & Drug—0.5%		
Family Restaurants, Inc., 9.75% Sr. Nts., 2/1/02	300,000	133,500
Fleming Cos., Inc., 10.625% Sr. Sub. Nts., Series B, 7/31/07	600,000	504,000
Pantry, Inc. (The), 10.25% Sr. Sub. Nts., 10/15/07	775,000	713,000
Pathmark Stores, Inc., 12.625% Sub. Nts., 6/15/02	200,000	60,000
		1,410,500
Food/Tobacco—0.7%		
Aurora Foods, Inc., 8.75% Sr. Sub. Nts., Series B, 7/1/08	200,000	110,000
Del Monte Foods Co., 0%/12.50% Sr. Disc. Nts., Series B, 12/15/07[8]	327,000	240,345
International Home Foods, Inc., 10.375% Sr. Sub. Nts., 11/1/06	500,000	495,000
Packaged Ice, Inc., 9.75% Sr. Unsec. Nts., Series B, 2/1/05	650,000	529,750
Purina Mills, Inc., 9% Sr. Unsec. Sub. Nts., 3/15/10[3][5][7]	100,000	28,500
SmithField Foods, Inc., 7.625% Sr. Unsec. Sub. Nts., 2/15/08	400,000	352,000
		1,755,595
Forest Products/Containers—1.3%		
Ball Corp.:		
7.75% Sr. Unsec. Nts., 8/1/06	300,000	285,000
8.25% Sr. Unsec. Sub. Nts., 8/1/08	400,000	379,000
Gaylord Container Corp., 9.75% Sr. Nts., 6/15/07	250,000	224,375
Packaging Corp. of America, 9.625% Sr. Unsec. Sub. Nts., 4/1/09	300,000	303,750
Riverwood International Corp.:		
10.25% Sr. Nts., 4/1/06	600,000	595,500
10.625% Sr. Unsec. Nts., 8/1/07	450,000	452,250
10.875% Sr. Sub. Nts., 4/1/08	400,000	386,000
SD Warren Co., 14% Unsec. Nts., 12/15/06[4]	556,199	609,038
U.S. Can Corp., 10.125% Sr. Sub. Nts., Series B, 10/15/06	250,000	268,750
		3,503,663
Gaming/Leisure—1.5%		
Capital Gaming International, Inc., 11.50% Promissory Nts., 8/1/1995[5][7]	5,500	—
Capstar Hotel Co., 8.75% Sr. Sub. Nts., 8/15/07	435,000	386,062
HMH Properties, Inc., 8.45% Sr. Nts., Series C, 12/1/08	800,000	718,000
Horseshoe Gaming LLC, 9.375% Sr. Sub. Nts., 6/15/07	1,000,000	977,500
Mohegan Tribal Gaming Authority, 8.75% Sr. Unsec. Sub. Nts., 1/1/09	500,000	475,000

Statement of Investments (Unaudited) (Continued)

Oppenheimer Multi-Sector Income Trust

	Principal Amount	Market Value See Note 1
Gaming/Leisure (Continued)		
Premier Parks, Inc.:		
0%/10% Sr. Disc. Nts., 4/1/08[8]	$ 500,000	$ 331,875
9.25% Sr. Nts., 4/1/06	300,000	282,750
Six Flags Entertainment Corp., 8.875% Sr. Nts., 4/1/06	440,000	412,500
Station Casinos, Inc.:		
9.75% Sr. Sub. Nts., 4/15/07	300,000	301,500
10.125% Sr. Sub. Nts., 3/15/06	200,000	205,000
		4,090,187
Healthcare—0.8%		
Fresenius Medical Care Capital Trust II, 7.875% Nts., 2/1/08	600,000	529,500
ICN Pharmaceutical, Inc., 9.75% Sr. Nts., 11/15/08[6]	415,000	388,025
Magellan Health Services, Inc., 9% Sr. Sub. Nts., 2/15/08	250,000	166,250
Oxford Health Plans, Inc., 11% Sr. Unsec. Nts., 5/15/05	250,000	248,750
Tenet Healthcare Corp., 8.625% Sr. Sub. Nts., 1/15/07	750,000	722,813
		2,055,338
Housing—0.4%		
Nortek, Inc.:		
9.125% Sr. Nts., Series B, 9/1/07	420,000	390,600
9.25% Sr. Nts., Series B, 3/15/07	600,000	562,500
		953,100
Information Technology—0.7%		
Details, Inc., 10% Sr. Sub. Nts., Series B, 11/15/05	400,000	376,000
Fairchild Semiconductor International, Inc., 10.375% Sr. Unsec. Nts., 10/1/07	500,000	503,750
Fisher Scientific International, Inc., 9% Sr. Unsec. Sub. Nts., 2/1/08	185,000	171,125
Wavetek Corp., 10.125% Sr. Sub. Nts., 6/15/07[3]	800,000	884,000
		1,934,875
Manufacturing—1.6%		
Axia, Inc., 10.75% Sr. Sub. Nts., 7/15/08	150,000	115,125
Blount, Inc., 13% Sr. Sub. Nts., 8/1/09	400,000	394,000
Burke Industries, Inc., 10% Sr. Sub. Nts., 8/15/07[3]	700,000	269,500
Eagle-Picher Industries, Inc., 9.375% Sr. Unsec. Sub. Nts., 3/1/08	350,000	297,500
Grove Worldwide LLC, 9.25% Sr. Sub. Nts., 5/1/08	250,000	106,250
Hydrochem Industrial Services, Inc., 10.375% Sr. Sub. Nts., 8/1/07	600,000	459,000
Insilco Corp., 12% Sr. Sub. Nts., 8/15/07	800,000	760,000
International Wire Group, Inc., 11.75% Sr. Sub. Nts., Series B, 6/1/05	700,000	728,000
Moll Industries, Inc., 10.50% Sr. Unsec. Sub. Nts., 7/1/08	280,000	91,000
Roller Bearing Co. of America, Inc., 9.625% Sr. Sub. Nts., Series B, 6/15/07	500,000	462,500
Terex Corp., 8.875% Sr. Unsec. Sub. Nts., 4/1/08[3]	100,000	88,750
Unifrax Investment Corp., 10.50% Sr. Nts., 11/1/03[1][3]	525,000	496,125
		4,267,750

Statement of Investments (Unaudited) (Continued)

Oppenheimer Multi-Sector Income Trust

	Principal Amount	Market Value See Note 1
Corporate Bonds and Notes (Continued)		
Media/Entertainment: Broadcasting—1.6%		
Chancellor Media Corp.:		
8.75% Sr. Unsec. Sub. Nts., Series B, 6/15/07	$ 700,000	$ 703,500
9% Sr. Unsec. Sub. Nts., 10/1/08	800,000	814,000
10.50% Sr. Sub. Nts., Series B, 1/15/07	735,000	791,963
Cumulus Media, Inc., 10.375% Sr. Unsec. Sub. Nts., 7/1/08	300,000	273,750
Emmis Communications Corp., 8.125% Sr. Unsec. Sub. Nts., Series B, 3/15/09	600,000	568,500
Radio One, Inc., 7% Sr. Sub. Nts., Series B, 5/15/04[9]	700,000	745,500
Young Broadcasting, Inc., 8.75% Sr. Sub. Debs., 6/15/07	300,000	268,125
		4,165,338
Media/Entertainment: Cable/Wireless Video—1.7%		
Adelphia Communications Corp.:		
8.125% Sr. Nts., Series B, 7/15/03	250,000	237,500
8.375% Sr. Nts., Series B, 2/1/08	100,000	90,000
9.875% Sr. Nts., Series B, 3/1/07	565,000	552,288
Charter Communications Holdings LLC/Charter Communications Holdings Capital Corp.:		
0%/9.92% Sr. Unsec. Disc. Nts., 4/1/11[8]	500,000	276,250
8.625% Sr. Unsec. Nts., 4/1/09	500,000	439,375
Classic Cable, Inc., 10.50% Sr. Sub. Nts., 3/1/10[6]	300,000	297,000
CSC Holdings, Inc., 9.875% Sr. Sub. Nts., 5/15/06	500,000	512,500
EchoStar DBS Corp., 9.375% Sr. Unsec. Nts., 2/1/09	1,705,000	1,662,375
United International Holdings, Inc., 0%/10.75% Sr. Disc. Nts., Series B, 2/15/08[8]	600,000	393,000
		4,460,288
Media/Entertainment: Diversified Media—1.2%		
Amazon.com, Inc., 0%/10% Sr. Unsec. Disc. Nts., 5/1/08[8]	1,500,000	873,750
AMC Entertainment, Inc., 9.50% Sr. Unsec. Sub. Nts., 2/1/11	500,000	275,000
Lamar Advertising Co., 8.625% Sr. Sub. Nts., 9/15/07	500,000	475,000
Mail-Well Corp., 8.75% Sr. Unsec. Sub. Nts., Series B, 12/15/08	325,000	284,375
Regal Cinemas, Inc., 8.875% Sr. Unsec. Sub. Nts., 12/15/10	600,000	225,000
SFX Entertainment, Inc., 9.125% Sr. Unsec. Sub. Nts., Series B, 2/1/08	600,000	603,000
WRC Media Corp., Units (each unit consists of $1,000 principal amount of 12.75% sr. sub. nts., 11/15/09 and one warrant to purchase 1.353 shares of common stock)[6][10]	500,000	476,250
		3,212,375

Statement of Investments (Unaudited) (Continued)

Oppenheimer Multi-Sector Income Trust

	Principal Amount	Market Value See Note 1
Media/Entertainment:Telecommunications—6.1%		
Colo.Com, Units (each unit consists of $1,000 principal amount of 13.875% sr. nts., 3/15/10 and one warrant to purchase 19.9718 shares of common stock at $.01 per share)[6][10]	$ 300,000	$ 307,500
Concentric Network Corp., 12.75% Sr. Unsec. Nts., 12/15/07	495,000	532,125
Covad Communications Group, Inc., 0%/13.50% Sr. Disc. Nts., 3/15/08[8]	700,000	430,500
Equinix, Inc., Units (each unit consists of $1,000 principal amount of 13% sr. nts., 12/1/07 and one warrant to purchase 11.255 shares of common stock)[6][10]	400,000	418,000
Exodus Communications, Inc., 11.25% Sr. Nts., 7/1/08	765,000	778,388
FirstWorld Communications, Inc., 0%/13% Sr. Disc. Nts., 4/15/08[8]	250,000	113,750
Focal Communications Corp.:		
0%/12.125% Sr. Unsec. Disc. Nts., 2/15/08[8]	100,000	65,500
11.875% Sr. Nts., 1/15/10[6]	600,000	603,750
Global Crossing Ltd., 9.625% Sr. Nts., 5/15/08	100,000	98,500
Global Telesystems Group, Inc., 10.50% Sr. Unsec. Bonds, 12/1/06[6]EUR	500,000	410,085
Globix Corp., 12.50% Sr. Nts., 2/1/10[6]	500,000	442,500
ICG Services, Inc., 0%/10% Sr. Exchangeable Unsec. Disc. Nts., 2/15/08[8]	480,000	247,200
Intermedia Communications, Inc.:		
0%/12.25% Sr. Disc. Nts., Series B, 3/1/09[8]	500,000	302,500
8.50% Sr. Nts., Series B, 1/15/08	700,000	640,500
8.60% Sr. Unsec. Nts., Series B, 6/1/08	300,000	274,500
ITC Deltacom, Inc., 8.875% Sr. Nts., 3/1/08	500,000	462,500
KMC Telecom Holdings, Inc., 0%/12.50% Sr. Unsec. Disc. Nts., 2/15/08[8]	700,000	347,375
Level 3 Communications, Inc.:		
0%/10.50% Sr. Disc. Nts., 12/1/08[8]	250,000	143,750
9.125% Sr. Unsec. Nts., 5/1/08	250,000	218,750
11.25% Sr. Nts., 3/15/10[6]	500,000	480,000
Metromedia Fiber Network, Inc.:		
10% Sr. Nts., 12/15/09	250,000	239,375
10% Sr. Unsec. Nts., Series B, 11/15/08	600,000	573,000
MGC Communications, Inc./Mpower Communications Corp., 13% Sr. Nts., 4/1/10[6]	600,000	555,000
NEXTLINK Communications, Inc.:		
9% Sr. Nts., 3/15/08	250,000	227,500
9.625% Sr. Nts., 10/1/07	500,000	470,000
10.75% Sr. Unsec. Nts., 11/15/08	600,000	591,000
10.75% Sr. Unsec. Nts., 6/1/09	500,000	493,750
NorthPoint Communications Group, Inc., 12.875% Nts., 2/15/10[6]	300,000	268,500
Optel, Inc., 13% Sr. Nts., Series B, 2/15/05[7]	250,000	198,750

Statement of Investments (Unaudited) (Continued)

Oppenheimer Multi-Sector Income Trust

	Principal Amount	Market Value See Note 1
Corporate Bonds and Notes (Continued)		
Media/Entertainment: Telecommunications (Continued)		
PSINet, Inc.:		
10% Sr. Unsec. Nts., Series B, 2/15/05	$ 400,000	$ 356,000
10.50% Sr. Nts., 12/1/06[6]EUR	500,000	416,920
RCN Corp., 10.125% Sr. Unsec. Nts., 1/15/10	1,000,000	895,000
Rhythms NetConnections, Inc., 14% Sr. Unsec. Nts., 2/15/10[6]	600,000	534,000
Teligent, Inc., 11.50% Sr. Nts., 12/1/07	200,000	173,000
Time Warner Telecom LLC, 9.75% Sr. Nts., 7/15/08	500,000	492,500
Verio, Inc.:		
10.375% Sr. Unsec. Nts., 4/1/05	645,000	620,813
11.25% Sr. Unsec. Nts., 12/1/08	500,000	495,000
13.50% Sr. Unsec. Nts., 6/15/04	165,000	174,488
Viatel, Inc., 11.25% Sr. Sec. Nts., 4/15/08	195,000	178,425
WAM!NET, Inc., 0%/13.25% Sr. Unsec. Disc. Nts., Series B, 3/1/05[8]	500,000	277,500
Winstar Communications, Inc., 12.75% Sr. Nts., 4/15/10[6]	700,000	672,000
Worldwide Fiber, Inc., 12% Sr. Unsec. Sub. Nts., 8/1/09	200,000	186,000
		16,406,194
Media/Entertainment: Wireless Communications—3.3%		
Arch Communications, Inc., 12.75% Sr. Nts., 7/1/07	100,000	81,000
CellNet Data Systems, Inc., 0%/14% Sr. Disc. Nts., 10/1/07[5][7][8]	554,000	42,935
Crown Castle International Corp.:		
0%/10.375% Sr. Disc. Nts., 5/15/11[8]	550,000	332,750
0%/10.625% Sr. Unsec. Disc. Nts., 11/15/07[8]	800,000	584,000
ICO Global Communications (Holdings) Ltd., Units (each unit consists of $1,000 principal amount of 15% sr. nts., 8/1/05 and one warrant to purchase 19.85 shares of common stock) [5][7][10]	400,000	234,000
Leap Wireless International, Inc., Units (each unit consists of 12.50% sr. nts., 4/15/10 and one warrant to purchase 5.146 shares of common stock) [6][10]	400,000	387,500
Microcell Telecommunications, Inc., 0%/12% Sr. Unsec. Disc. Nts., 6/1/09[8] . .	750,000	483,750
Millicom International Cellular SA, 0%/13.50% Sr. Disc. Nts., 6/1/06[8]	205,000	173,225
Nextel Communications, Inc.:		
0%/9.75% Sr. Disc. Nts., 10/31/07[8]	250,000	180,625
9.375% Sr. Unsec. Nts., 11/15/09	200,000	192,000
Omnipoint Corp.:		
11.50% Sr. Nts., 9/15/09[3]	200,000	215,000
11.625% Sr. Nts., 8/15/06	300,000	319,500
11.625% Sr. Nts., Series A, 8/15/06	1,200,000	1,278,000
ORBCOMM Global LP/ORBCOMM Capital Corp., 14% Sr. Nts., 8/15/04[3]	175,000	160,125
Orion Network Systems, Inc., 0%/12.50% Sr. Disc. Nts., 1/15/07[8]	1,150,000	442,750
Pinnacle Holdings, Inc., 0%/10% Sr. Unsec. Disc. Nts., 3/15/08[8]	900,000	598,500

10

Statement of Investments (Unaudited) (Continued)

Oppenheimer Multi-Sector Income Trust

	Principal Amount	Market Value See Note 1
Media/Entertainment: Wireless Communications (Continued)		
Price Communications Wireless, Inc., 11.75% Sr. Sub. Nts., 7/15/07	$ 100,000	$ 108,500
Rural Cellular Corp., 9.625% Sr. Sub. Nts., Series B, 5/15/08	700,000	679,000
SBA Communications Corp., 0%/12% Sr. Unsec. Disc. Nts., 3/1/08[8]	1,300,000	903,500
Spectrasite Holdings, Inc.:		
0%/12% Sr. Disc. Nts., 7/15/08[8]	600,000	375,000
10.75% Sr. Nts., 3/15/10[6]	250,000	247,500
VoiceStream Wireless Corp., 10.375% Sr. Nts., 11/15/09[6]	1,000,000	1,020,000
		9,039,160
Metals/Minerals—1.0%		
AK Steel Corp.:		
7.875% Sr. Unsec. Nts., 2/15/09	500,000	460,000
9.125% Sr. Nts., 12/15/06	400,000	394,500
Great Lakes Carbon Corp., 10.25% Sr. Sub. Nts., Series B, 5/15/08	800,000	712,000
Metallurg Holdings, Inc., 0%/12.75% Sr. Disc. Nts., 7/15/08[8]	1,000,000	265,000
Metallurg, Inc., 11% Sr. Nts., 12/1/07	200,000	164,000
P&L Coal Holdings Corp., 9.625% Sr. Sub. Nts., Series B, 5/15/08	600,000	541,500
Republic Technologies International, LLC/RTI Capital Corp.,		
13.75% Sr. Sec. Nts., 7/15/09	400,000	94,000
		2,631,000
Retail—0.3%		
Finlay Enterprises, Inc., 9% Debs., 5/1/08	500,000	447,500
Finlay Fine Jewelry Corp., 8.375% Sr. Nts., 5/1/08	300,000	271,500
		719,000
Service—1.0%		
Allied Waste North America, Inc.:		
7.625% Sr. Nts., Series B, 1/1/06	250,000	186,250
7.875% Sr. Unsec. Nts., Series B, 1/1/09	200,000	144,000
10% Sr. Unsec. Sub. Nts., Series B, 8/1/09	400,000	273,000
AP Holdings, Inc., 0%/11.25% Sr. Disc. Nts., 3/15/08[8]	150,000	18,750
Apcoa, Inc., 9.25% Sr. Unsec. Sub. Nts., 3/15/08	400,000	190,000
Comforce Operating, Inc., 12% Sr. Nts., Series B, 12/1/07	200,000	107,000
Dyncorp, Inc., 9.50% Sr. Sub. Nts., 3/1/07	600,000	471,750
Kindercare Learning Centers, Inc., 9.50% Sr. Sub. Nts., 2/15/09[3]	250,000	226,875
Protection One, Inc., 7.375% Sr. Unsec. Nts., 8/15/05	800,000	556,000
Safety-Kleen Corp., 9.25% Sr. Unsec. Nts., 5/15/09	50,000	1,750
United Rentals, Inc., 9.25% Sr. Unsec. Sub. Nts., Series B, 1/15/09	500,000	453,750
US Unwired, Inc., 0%/13.375% Sr. Disc. Nts., 11/1/09[6][8]	50,000	28,250
		2,657,375

Statement of Investments (Unaudited) (Continued)

Oppenheimer Multi-Sector Income Trust

	Principal Amount	Market Value See Note 1
Corporate Bonds and Notes (Continued)		
Transportation—3.1%		
America West Airlines, Inc., 10.75% Sr. Nts., 9/1/05	$ 1,000,000	$ 967,500
Amtran, Inc.:		
10.50% Sr. Nts., 8/1/04	850,000	769,250
10.50% Sr. Nts., 8/1/04[6]	600,000	543,000
Atlas Air, Inc.:		
9.25% Sr. Nts., 4/15/08	675,000	624,375
9.375% Sr. Unsec. Nts., 11/15/06	800,000	764,000
Budget Group, Inc., 9.125% Sr. Unsec. Nts., 4/1/06	600,000	489,000
General Motors Acceptance Corp., 6.875% Nts., Series EC, 9/9/04[GBP]	245,000	382,993
Great Lakes Dredge & Dock Corp., 11.25% Sr. Unsec. Sub. Nts., 8/15/08	610,000	625,250
Navigator Gas Transport plc, 10.50% First Priority Ship Mtg. Nts., 6/30/07[6]	750,000	318,750
Oxford Automotive, Inc., 10.125% Sr. Unsec. Sub. Nts., Series D, 6/15/07	600,000	561,000
Sea Containers Ltd., 7.875% Sr. Nts., 2/15/08	500,000	325,000
Trans World Airlines, Inc., 11.50% Sr. Sec. Nts., 12/15/04	600,000	384,000
Transtar Holdings LP/Transtar Capital Corp., 13.375% Sr. Disc. Nts.,		
Series B, 12/15/03	1,500,000	1,548,750
		8,302,868
Utility—0.5%		
Azurix Corp., 10.75% Sr. Nts., 2/15/10[6]	500,000	505,000
El Paso Electric Co., 9.40% First Mtg. Sec. Nts., Series E, 5/1/11	470,000	487,626
ESI Tractebel Acquisition Corp., 7.99% Sec. Bonds, Series B, 12/30/11	500,000	425,212
		1,417,838
		89,108,552
Loan Participations—0.7%		
Shoshone Partners Loan Trust Sr. Nts., 7.799%, 4/28/02		
(representing a basket of reference loans and a total return		
swap between Chase Manhattan Bank and the Trust)[3][9]	2,500,000	2,033,557
Total Corporate Sector (Cost $103,376,229)		92,150,242
International Sector—32.0%		
Corporate Bonds and Notes—12.2%		
Energy—0.6%		
Gulf Canada Resources Ltd., 8.375% Sr. Nts., 11/15/05	1,000,000	985,000
Ocean Rig Norway AS, 10.25% Sr. Sec. Nts., 6/1/08	700,000	570,500
		1,555,500

Statement of Investments (Unaudited) (Continued)

Oppenheimer Multi-Sector Income Trust

	Principal Amount	Market Value See Note 1
Financial—4.8%		
AB Spintab, 5.50% Bonds, Series 169, 9/17/03[SEK]	3,900,000	$ 431,002
Bakrie Investindo, Zero Coupon Promissory Nts., 3/16/1999[3][5][7][IDR]	3,160,000,000	59,811
Eurofima, 7.50% Sr. Unsec. Unsub. Nts., 11/4/02[DEM]	770,000	379,206
Hanvit Bank:		
0%/12.75% Unsec. Sub. Nts., 3/1/10[6][8]	765,000	774,562
0%/12.75% Unsec. Sub. Nts., 3/1/10[8]	270,000	273,375
International Bank for Reconstruction and Development,		
4.50% Unsec. Unsub. Bonds, 6/20/00[JPY]	1,150,000,000	10,708,328
PT Polysindo Eka Perkasa:		
20% Nts., 3/6/00[5][7][IDR]	3,000,000,000	49,211
24% Nts., 6/19/03[5][7][IDR]	1,314,400,000	21,561
SanLuis Corp., SA de CV, 8.875% Sr. Unsec. Nts., 3/18/08	176,000	160,160
		12,857,216
Food/Tobacco—0.2%		
Sparkling Spring Water Group Ltd., 11.50% Sr. Sec. Sub. Nts., 11/15/07	565,000	443,525
Forest Products/Containers—0.3%		
Doman Industries Ltd., 8.75% Sr. Nts., 3/15/04	200,000	177,000
Repap New Brunswick, Inc., 10.625% Second Priority Sr. Sec. Nts., 4/15/05	600,000	568,500
		745,500
Gaming/Leisure—0.3%		
Intrawest Corp., 9.75% Sr. Nts., 8/15/08	800,000	768,000
Media/Entertainment: Cable/Wireless Video—2.5%		
Diamond Cable Communications plc, 0%/11.75% Sr. Disc. Nts., 12/15/05[8]	1,600,000	1,512,000
Diamond Holdings plc, 9.125% Sr. Nts., 2/1/08	200,000	190,000
NTL Communications Corp.:		
0%/9.78% Sr. Nts., 11/15/09[6][8][EUR]	750,000	395,561
0%/12.375% Sr. Unsec. Nts., Series B, 10/1/08[8]	1,500,000	986,250
9.875% Sr. Nts., 11/15/09[6][EUR]	500,000	439,702
11.50% Sr. Unsec. Nts., Series B, 10/1/08	500,000	510,000
NTL, Inc., 10% Sr. Nts., Series B, 2/15/07	550,000	536,250
Telewest Communications plc:		
0%/9.25% Sr. Nts., 4/15/09[6][8]	250,000	143,125
0%/9.875% Sr. Nts., 4/15/09[6][8][GBP]	450,000	410,173
0%/11% Sr. Disc. Debs., 10/1/07[8]	500,000	472,500
11.25% Sr. Nts., 11/1/08	1,035,000	1,066,050
		6,661,611

Statement of Investments (Unaudited) (Continued)

Oppenheimer Multi-Sector Income Trust

	Principal Amount	Market Value See Note 1
Corporate Bonds and Notes (Continued)		
Media/Entertainment: Diversified Media—0.5%		
Imax Corp., 7.875% Sr. Nts., 12/1/05[3]	$ 700,000	$ 640,500
IPC Magazines Group plc, 0%/10.75% Bonds, 3/15/08[8]GBP	800,000	697,901
		1,338,401
Media/Entertainment: Telecommunications—2.8%		
360networks, Inc.:		
13% Sr. Unsec. Nts., 5/1/08[6]	400,000	395,000
13% Sr. Unsec. Nts., 5/1/08[6]EUR	600,000	539,945
COLT Telecom Group plc:		
0%/12% Sr. Unsec. Disc. Nts., 12/15/06[8]	100,000	86,750
Units (each unit consists of $1,000 principal amount of 0%/12% sr. disc. nts., 12/15/06 and one warrant to purchase 7.8 ordinary shares)[8][10]	900,000	1,089,000
FLAG Telecom Holdings Ltd., 11.625% Sr. Nts., 3/30/10[6]	400,000	372,000
Jazztel plc, 13.25% Sr. Nts., 12/15/09[6]EUR	1,250,000	1,136,277
Netia Holdings II BV, 13.50% Sr. Nts., 6/15/09EUR	550,000	525,023
RSL Communications plc:		
10.50% Sr. Unsec. Nts., 11/5/08	500,000	417,500
12.875% Sr. Unsec. Nts., 3/1/10[6]	1,000,000	960,000
Tele1 Europe BV, 11.875% Sr. Nts., 12/1/09[6]EUR	425,000	390,207
United Pan-Europe Communications NV:		
0%/13.75% Sr. Disc. Nts., 2/1/10[6][8]	1,000,000	485,000
10.875% Sr. Nts., 8/1/09EUR	750,000	637,340
Versatel Telecom International NV:		
11.25% Sr. Nts., 3/30/10[6]EUR	400,000	358,141
11.875% Sr. Nts., 7/15/09EUR	250,000	231,242
		7,623,425
Media/Entertainment: Wireless Communications—0.1%		
Polska Telefoniz Cyfrowa International Financial II SA, 11.25% Sr. Sub. Nts., 12/1/09[6]EUR	400,000	374,544
Metals/Minerals—0.1%		
International Utility Structures, Inc., 10.75% Sr. Sub. Nts., 2/1/08	200,000	167,000
Transportation—0.0%		
Pacific & Atlantic Holdings, Inc., 10.50% Sec. Nts., 12/31/07[3]	117,187	76,757
		32,611,479
Foreign Government Obligations—18.6%		
Argentina—1.2%		
Argentina (Republic of) Bonds:		
12%, 2/1/20	755,000	742,769
12.125%, 2/25/19	165,000	162,937

Statement of Investments (Unaudited) (Continued)

Oppenheimer Multi-Sector Income Trust

	Principal Amount	Market Value See Note 1
Argentina (Continued)		
Argentina (Republic of) Bonds: (Continued)		
Bonos de Consolidacion de Deudas, Series I, 2.951%, 4/1/07[9]ARP	2,257	$ 1,659
Series PRE3, 2.951%, 9/1/02[9]ARP	198,530	178,545
Argentina (Republic of) Disc. Bonds, 6.875%, 3/31/23[9]	89,000	75,984
Argentina (Republic of) Global Unsec. Unsub. Bonds,		
Series BGL5, 11.375%, 1/30/17	465,000	442,912
Argentina (Republic of) Nts., 11%, 12/4/05	560,000	549,640
Argentina (Republic of) Unsec. Unsub. Medium-Term Nts.,		
8.75%, 7/10/02ARP	578,000	533,289
Argentina (Republic of) Unsec. Unsub. Nts., 11.75%, 4/7/09	415,000	408,567
		3,096,302
Brazil—3.2%		
Brazil (Federal Republic of) Bonds, Series 15 yr., 7.437%, 4/15/09[9]	1,000	822
Brazil (Federal Republic of) Debt Conversion Bonds:		
Series 18 yr., 7.437%, 4/15/12[9]	1,683,000	1,215,967
Series 20 yr., 6.916%, 4/15/14	942,028	678,261
Series D, 7.437%, 4/15/12[9]	820,000	592,450
Brazil (Federal Republic of) Eligible Interest Bonds,		
7.375%, 4/15/06[9]	1,717,710	1,537,350
Brazil (Federal Republic of) Unsub. Bonds, 14.50%, 10/15/09	4,317,000	4,558,752
		8,583,602
Canada—0.7%		
Canada (Government of) Bonds:		
7%, 12/1/06CAD	1,115,000	783,834
Series J24, 10.25%, 2/1/04CAD	1,500,000	1,144,989
		1,928,823
Colombia—0.3%		
Colombia (Republic of) Unsec. Unsub. Bonds, 7.625%, 2/15/07	430,000	312,825
Financiera Energetica Nacional SA Nts., 9.375%, 6/15/06	570,000	457,425
		770,250
Denmark—0.1%		
Nykredit AS, 7% Cv. Bonds, 10/1/29DKK	3,035,000	369,290
Finland—0.2%		
Finland (Republic of) Bonds, 9.50%, 3/15/04EUR	500,000	524,784
France—0.2%		
France (Government of) Obligations Assimilables du Tresor Bonds,		
5.50%, 4/25/10EUR	545,000	500,299

Statement of Investments (Unaudited) (Continued)

Oppenheimer Multi-Sector Income Trust

	Principal Amount	Market Value See Note 1
Foreign Government Obligations (Continued)		
Germany—0.9%		
Germany (Republic of) Bonds:		
6.25%, 3/4/04[EUR]	160,000	$ 152,063
Series 95, 6.50%, 10/14/05[EUR]	375,799	363,596
Series 95, 7.375%, 1/3/05[EUR]	890,000	885,188
Series 97, 6%, 1/4/07[EUR]	220,000	208,646
Series 125, 5%, 11/12/02[EUR]	850,000	778,478
		2,387,971
Great Britain—0.5%		
United Kingdom Treasury Bonds, 9%, 10/13/08[GBP]	670,000	1,293,221
Greece—0.2%		
Hellenic (Republic of) Bonds, 8.60%, 3/26/08[GRD]	207,200,000	646,679
Hungary—0.3%		
Hungary (Government of) Bonds, Series 01/H, 13.50%, 6/12/01[HUF]	219,660,000	801,289
Italy—1.5%		
Italy (Republic of) Treasury Bonds, Buoni del Tesoro Poliennali:		
6.75%, 2/1/07[EUR]	2,180,000	2,134,638
8.75%, 7/1/06[EUR]	1,700,000	1,820,322
		3,954,960
Ivory Coast—0.0%		
Ivory Coast (Government of) Past Due Interest Bonds, Series F, 1.90%, 3/29/18[7][FRF]	4,569,500	107,920
Japan—0.6%		
Japan (Government of) 10 yr. Bonds:		
Series 135, 7.20%, 12/20/00[JPY]	26,200,000	252,630
Series 136, 6.90%, 12/20/00[JPY]	134,500,000	1,293,042
		1,545,672
Jordan—0.0%		
Hashemite (Kingdom of Jordan) Disc. Bonds, 7%, 12/23/23[9]	125,000	99,063
Mexico—1.7%		
United Mexican States Bonds:		
11.375%, 9/15/16	1,750,000	1,984,500
Series A, 7.313%, 12/31/19[9]	795,000	781,088
United Mexican States Collateralized Fixed Rate Par Bonds:		
Series W-A, 6.25%, 12/31/19	415,000	342,375
Series W-B, 6.25%, 12/31/19	227,000	187,275

Statement of Investments (Unaudited) (Continued)

Oppenheimer Multi-Sector Income Trust

	Principal Amount	Market Value See Note 1
Mexico (Continued)		
United Mexican States Disc. Bonds:		
Series B, 6.942%, 12/31/19[9]	$ 430,000	$ 422,072
Series C, 6.836%, 12/31/19[9]	430,000	422,475
United Mexican States Nts., 9.875%, 2/1/10	375,000	387,188
		4,526,973
Norway—0.4%		
Norway (Government of) Bonds, 9.50%, 10/31/02[NOK]	10,245,000	1,218,590
Panama—0.3%		
Panama (Republic of) Interest Reduction Bonds, 4.25%, 7/17/14[9]	360,000	284,400
Panama (Republic of) Past Due Interest Debs., 6.381%, 7/17/16[9]	708,555	572,159
		856,559
Peru—0.7%		
Peru (Republic of) Front-Loaded Interest Reduction Bonds,		
3.75%, 3/7/17[9]	3,090,000	1,892,625
Philippines—0.1%		
Philippines (Republic of) Unsec. Bonds, 9.875%, 1/15/19	340,000	301,750
Poland—0.7%		
Poland (Republic of) Bonds:		
12%, 6/12/01[PLZ]	3,902,000	824,299
13%, 2/12/01[PLZ]	358,000	77,089
Series 0205, 8.50%, 2/12/05[PLZ]	3,339,000	614,067
Series 1000, 13%, 10/12/00[PLZ]	290,000	63,325
Series 1201, Zero Coupon, 13.83%, 12/21/01[2][PLZ]	1,200,000	206,300
		1,785,080
Russia—2.6%		
Russia (Government of) Debs., 12/15/15[5][7]	1,293,840	359,041
Russia (Government of) Principal Loan Debs., Series 24 yr., 12/15/20[5][7] ...	8,564,000	2,355,100
Russia (Government of) Unsec. Bonds, 11%, 7/24/18	1,772,000	1,271,410
Russian Federation Bonds, 2.25%, 3/31/30[9][11]	2,400,000	805,500
Russian Federation Unsec. Unsub. Nts.:		
8.75%, 7/24/05	164,000	116,850
10%, 6/26/07	1,610,000	1,155,175
12.75%, 6/24/28	1,004,000	818,260
		6,881,336
Sweden—1.2%		
Sweden (Kingdom of) Bonds, Series 1034, 9%, 4/20/09[SEK]	22,900,000	3,191,542

Statement of Investments (Unaudited) (Continued)

Oppenheimer Multi-Sector Income Trust

	Principal Amount	Market Value See Note 1
Foreign Government Obligations (Continued)		
Turkey—0.2%		
Turkey (Republic of) Sr. Unsec. Unsub. Nts., 11.875%, 1/15/30	$ 545,000	$ 591,352
Venezuela—0.8%		
Venezuela (Republic of) Bonds, 9.25%, 9/15/27	137,000	87,468
Venezuela (Republic of) Disc. Bonds, Series DL, 7%, 12/18/07[9]	1,022,476	802,644
Venezuela (Republic of) New Money Bonds, Series A, 7.125%, 12/18/05[9] . . .	1,439,999	1,136,700
		2,026,812
		49,882,744
Loan Participations—0.5%		
Algeria (Republic of) Reprofiled Debt Loan Participation Nts.,		
Tranche 1, 7.188%, 9/4/06[3][9]	344,272	278,000
Algeria (Republic of) Trust III Nts., Tranche 3:		
1%, 3/4/10[3][9]JPY	22,654,000	124,196
7.188%, 3/4/10[3][9]	598,000	453,732
Morocco (Kingdom of) Loan Participation Agreement,		
Tranche A, 6.844%, 1/1/09[3][9]	385,000	344,575
Trinidad & Tobago Loan Participation Agreement,		
Tranche B, 1.058%, 9/30/00[3][9]JPY	11,999,999	101,041
		1,301,544

	Units	
Rights, Warrants and Certificates—0.1%		
Australis Holdings PTY Ltd./Australia Media Ltd. Wts., Exp. 5/15/00[3]	80	—
Mexico Value Rts., Exp. 6/30/03	646,000	—
Microcell Telecommunications, Inc. Wts., Exp. 6/1/06[6]	2,800	238,000
		238,000

	Principal Amount	
Structured Instruments—0.6%		
Citibank NA (Nassau Branch), Mexican Peso Linked Nts.,		
18.70%, 3/3/03MXN	6,658,621	678,488
Citibank NA, Polish Zloty Linked Nts., 16.10%, 11/3/00PLZ	2,621,667	574,293
ING Barings LLC, Zero Coupon USD Russian Equity Linked Nts., 4/19/01 . . .	3,400	313,106
		1,565,887

	Date	Strike	Contracts	
Options Purchased—0.0%				
Australian Dollar Call	7/3/00	0.630AUD	630,000	435
South Korean Won Call	6/1/00	1100.000KRW	1,573,000,000	4,514
				4,949
Total International Sector (Cost $89,766,382)				85,604,603

Statement of Investments (Unaudited) (Continued)

Oppenheimer Multi-Sector Income Trust

	Principal Amount	Market Value See Note 1
Mortgage-Backed Sector—17.6%		
Government Agency—13.6%		
FHLMC/FNMA/Sponsored—13.0%		
Federal Home Loan Mortgage Corp., 8%, 5/15/27[11]	$ 3,500,000	$ 3,499,440
Federal Home Loan Mortgage Corp., Certificates of Participation,		
12%, 5/1/10–10/1/14	847,597	921,798
Federal Home Loan Mortgage Corp., Gtd. Real Estate Mtg. Investment		
Conduit Pass-Through Certificates, Series 2054, Cl. TE, 6.25%, 4/15/24	534,000	495,782
Federal Home Loan Mortgage Corp., Interest-Only Stripped		
Mtg.-Backed Security:		
Series 197, Cl. IO, 11.248%, 4/1/28[12]	4,444,439	1,411,457
Series 199, Cl. IO, 18.28%, 8/1/28[12]	12,388,413	4,070,755
Federal National Mortgage Assn.:		
6.50%, 1/1/29	11,144,991	10,412,543
7.50%, 6/1/10–9/1/29	12,461,191	12,206,632
11%, 7/1/16	339,151	369,000
Federal National Mortgage Assn., Gtd. Mtg. Pass-Through Certificates,		
13%, 6/1/15[13][14]	616,934	696,747
Federal National Mortgage Assn., Gtd. Real Estate Mtg. Investment		
Conduit Pass-Through Certificates, Trust 1995-4, Cl. PC, 8%, 5/25/25	664,690	669,050
		34,753,204
GNMA/Guaranteed—0.6%		
Government National Mortgage Assn.:		
6.625%, 7/20/27	284,376	286,242
7%, 1/15/28–3/15/28	790,079	760,255
11%, 10/20/19	227,898	245,442
12%, 11/20/13–9/20/15	239,826	264,049
		1,555,988
Private—4.0%		
Commercial—1.7%		
Asset Securitization Corp., Commercial Mtg. Pass-Through Certificates,		
Series 1996-D3, Cl. A5, 8.331%, 10/13/26[9]	500,000	466,562
Capital Lease Funding Securitization LP, Interest-Only Stripped		
Mtg.-Backed Security, Series 1997-CTL1, 11.338%, 6/22/24[3][12]	10,496,934	387,074
Commercial Mortgage Acceptance Corp., Interest-Only Stripped		
Mtg.-Backed Security, Series 1996-C1, Cl. X-2, 25.531%, 12/25/20[3][12]	10,006,263	125,078
CS First Boston Mortgage Securities Corp., Mtg. Pass-Through Certificates,		
Series 1997-C1, Cl. E, 7.50%, 3/1/11[3]	710,000	631,900
First Chicago/Lennar Trust 1, Commercial Mtg. Pass-Through Certificates,		
Series 1997-CHL1, Cl. C, 7.993%, 7/25/06[3][9]	800,000	730,500
First Union-Lehman Brothers Commercial Mortgage Trust,		
Commercial Mtg. Pass-Through Certificates, Series 1997-C2,		
Cl. F, 7.50%, 9/18/15	600,000	443,437

Statement of Investments (Unaudited) (Continued)

Oppenheimer Multi-Sector Income Trust

	Principal Amount	Market Value See Note 1
Private (Continued)		
Commercial (Continued)		
GMAC Commercial Mtg. Securities, Inc., Mtg. Pass-Through Certificates, Interest-Only Stripped Mtg.-Backed Security, Series 1997-C1, Cl. X, 8.427%, 7/15/27[12]	$ 3,303,565	$ 253,962
Merrill Lynch Mortgage Investors, Inc., Mtg. Pass-Through Certificates, Series 1996-C1, Cl. D, 7.42%, 4/25/28	800,000	762,563
NationsCommercial Corp., NB Commercial Mtg. Pass-Through Certificates, Series DMC:		
Cl. B, 8.562%, 8/12/11[3]	400,000	354,375
Cl. C, 8.921%, 8/12/11[3]	400,000	351,000
		4,506,451
Residential—2.3%		
Residential Asset Securitization Trust, Collateralized Mtg. Obligations, Non-Accelerated Security, Series 1997-A2, Cl. A8, 7.75%, 4/25/27	2,000,000	1,940,000
Salomon Brothers Mortgage Securities VII, Commercial Mtg. Pass-Through Certificates, Series 1996-B, Cl. 1, 6.792%, 4/25/26[3]	1,270,074	833,486
Structured Asset Securities Corp., Multiclass Pass-Through Certificates, Series 1999-1, 10%, 8/25/28[3]	3,555,406	3,512,075
		6,285,561
Total Mortgage-Backed Sector (Cost $48,020,261)		47,101,204
Money Market Sector—7.6%		
Short-Term Notes—4.1%		
Heller Financial, Inc., 6.13%, 6/9/00	5,000,000	4,966,823
Tyco International Group:		
6%, 6/20/00	1,000,000	991,333
6.22%, 6/23/00	5,000,000	4,954,214
		10,912,370
Repurchase Agreements—3.5%		
Repurchase agreement with Paine Webber, Inc., 5.70%, dated 4/28/00, to be repurchased at $9,404,465 on 5/1/00, collateralized by U.S. Treasury Nts., 5.625%–7.875%, 5/15/01–5/15/08, with a value of $639,642 and U.S. Treasury Bonds, 12%, 8/15/13, with a value of $8,983,425	9,400,000	9,400,000
Total Money Market Sector (Cost $20,312,370)		20,312,370
Total Investments, at Value (Cost $282,479,799)	99.3%	265,622,666
Other Assets Net of Liabilities	0.7	1,908,356
Net Assets	100.0%	$267,531,022

Statement of Investments (Unaudited) (Continued)

Oppenheimer Multi-Sector Income Trust

Principal amount is reported in U.S. Dollars, except for those denoted in the following currencies:

ARP	— Argentine Peso	HUF	— Hungarian Forint
AUD	— Australian Dollar	IDR	— Indonesian Rupiah
CAD	— Canadian Dollar	JPY	— Japanese Yen
DEM	— German Mark	KRW	— South Korean Won
DKK	— Danish Krone	MXN	— Mexican Nuevo Peso
EUR	— euro	NOK	— Norwegian Krone
FRF	— French Franc	PLZ	— Polish Zloty
GBP	— British Pound Sterling	SEK	— Swedish Krona
GRD	— Greek Drachma		

1. Securities with an aggregate market value of $13,969,735 are held in collateralized accounts to cover initial margin requirements on open futures sales contracts. See Note 6 of Notes to Financial Statements.

2. For zero coupon bonds, the interest rate shown is the effective yield on the date of purchase.

3. Identifies issues considered to be illiquid or restricted—See Note 8 of Notes to Financial Statements.

4. Interest or dividend is paid in kind.

5. Non-income-producing security.

6. Represents a security sold under Rule 144A, which are exempt from registration under the Securities Act of 1933, as amended. These securities have been determined to be liquid under guidelines established by the Board of Trustees. These securities amount to $17,992,717 or 6.73% of the Trust's net assets as of April 30, 2000.

7. Issuer is in default.

8. Denotes a step bond: a zero coupon bond that converts to a fixed or variable interest rate at a designated future date.

9. Represents the current interest rate for a variable or increasing rate security.

10. Units may be comprised of several components, such as debt and equity and/or warrants to purchase equity at some point in the future. For units that represent debt securities, principal amount disclosed represents total underlying principal.

11. When-issued security to be delivered and settled after April 30, 2000.

12. Interest-Only Strips represent the right to receive the monthly interest payments on an underlying pool of mortgage loans. These securities typically decline in price as interest rates decline. Most other fixed income securities increase in price when interest rates decline. The principal amount of the underlying pool represents the notional amount on which current interest is calculated. The price of these securities is typically more sensitive to changes in prepayment rates than traditional mortgage-backed securities (for example, GNMA pass-throughs). Interest rates disclosed represent current yields based upon the current cost basis and estimated timing and amount of future cash flows.

13. A sufficient amount of liquid assets has been designated to cover outstanding written options, as follows:

	Contracts Subject to Put	Expiration Date	Exercise Price	Premium Received	Market Value See Note 1
Australian Dollar Put	630,000	7/3/00	0.583	$2,782	$6,262

14. A sufficient amount of securities has been designated to cover outstanding foreign currency contracts. See Note 5 of Notes to Financial Statements.

See accompanying Notes to Financial Statements.

Statement of Assets and Liabilities April 30, 2000 (Unaudited)
Oppenheimer Multi-Sector Income Trust

ASSETS
Investments, at value (cost $282,479,799)—see accompanying statement	$265,622,666
Unrealized appreciation on foreign currency contracts	205,907
Receivables and other assets:	
Interest, dividends and principal paydowns	5,044,778
Investments sold	4,054,893
Closed foreign currency contracts	37,974
Other	34,944
Total assets	275,001,162

LIABILITIES
Bank overdraft	713,075
Unrealized depreciation on foreign currency contracts	14,350
Options written, at value (premiums received $2,782)—see accompanying statement . . .	6,262
Payables and other liabilities:	
Investments purchased (including $4,412,780 purchased on a when-issued basis)	5,952,622
Closed foreign currency contracts	249,591
Trustees' compensation	188,809
Dividends	135,941
Daily variation on futures contracts	54,658
Management and administrative fees	52,198
Other	102,634
Total liabilities	7,470,140
NET ASSETS	$267,531,022

COMPOSITION OF NET ASSETS
Par value of shares of beneficial interest	$ 291,161
Additional paid-in capital	312,129,416
Overdistributed net investment income	(38,276)
Accumulated net realized loss on investments and foreign currency transactions	(28,309,344)
Net unrealized depreciation on investments and translation of	
assets and liabilities denominated in foreign currencies	(16,541,935)
NET ASSETS—applicable to 29,116,068 shares of beneficial interest outstanding	$267,531,022
NET ASSET VALUE PER SHARE	$9.19

See accompanying Notes to Financial Statements.

Statement of Operations For the Six Months Ended April 30, 2000 (Unaudited)
Oppenheimer Multi-Sector Income Trust

INVESTMENT INCOME

Interest (net of foreign withholding taxes of $6,871)	$13,412,437
Dividends (net of foreign withholding taxes of $70)	443,283
Total income	13,855,720

EXPENSES

Management fees	891,178
Administrative fees	208,080
Legal, auditing and other professional fees	30,588
Shareholder reports	29,763
Custodian fees and expenses	21,302
Accounting service fees	12,000
Trustees' compensation	5,804
Other	54,503
Total expenses	1,253,218
Less expenses paid indirectly	(6,539)
Net expenses	1,246,679
NET INVESTMENT INCOME	12,609,041

REALIZED AND UNREALIZED GAIN (LOSS)

Net realized gain (loss) on:	
Investments	(3,947,810)
Closing of futures contracts	(958,563)
Closing and expiration of option contracts written	64,280
Foreign currency transactions	(1,458,226)
Net realized loss	(6,300,319)
Net change in unrealized appreciation or depreciation on:	
Investments	555,698
Translation of assets and liabilities denominated in foreign currencies	(2,285,372)
Net change	(1,729,674)
Net realized and unrealized loss	(8,029,993)
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS	$ 4,579,048

See accompanying Notes to Financial Statements.

Statements of Changes in Net Assets
Oppenheimer Multi-Sector Income Trust

	Six Months Ended April 30, 2000 (Unaudited)	Year Ended October 31, 1999
OPERATIONS		
Net investment income	$ 12,609,041	$ 25,280,414
Net realized loss	(6,300,319)	(14,050,016)
Net change in unrealized appreciation or depreciation	(1,729,674)	1,481,823
Net increase in net assets resulting from operations	4,579,048	12,712,221
DIVIDENDS AND/OR DISTRIBUTIONS TO SHAREHOLDERS		
Dividends from net investment income	(12,228,749)	(23,438,435)
NET ASSETS		
Total decrease	(7,649,701)	(10,726,214)
Beginning of period	275,180,723	285,906,937
End of period (including overdistributed net investment income of $38,276 and $418,568, respectively)	$267,531,022	$275,180,723

See accompanying Notes to Financial Statements.

Financial Highlights
Oppenheimer Multi-Sector Income Trust

	Six Months Ended April 30, 2000 (Unaudited)	Year Ended October 31,				
		1999	1998	1997	1996	1995
PER SHARE OPERATING DATA						
Net asset value, beginning of period	$9.45	$9.82	$10.61	$10.52	$10.14	$10.17
Income (loss) from investment operations:						
Net investment income	.43	.87	.79	.89	.91	.94
Net realized and unrealized gain (loss)	(.27)	(.43)	(.75)	.08	.37	(.04)
Total income from investment operations .	.16	.44	.04	.97	1.28	.90
Dividend and/or distributions to shareholders:						
Dividends from net investment income	(.42)	(.81)	(.78)	(.88)	(.90)	(.91)
Tax return of capital	—	—	(.05)	—	—	(.02)
Total dividends and/or distributions to shareholders	(.42)	(.81)	(.83)	(.88)	(.90)	(.93)
Net asset value, end of period	$9.19	$9.45	$ 9.82	$10.61	$10.52	$10.14
Market value, end of period	$7.56	$8.06	$ 9.38	$10.13	$ 9.88	$10.00
TOTAL RETURN, AT MARKET VALUE[1]	(1.95)%	(6.64)%	0.17%	11.40%	7.85%	15.62%
RATIOS/SUPPLEMENTAL DATA						
Net assets, end of period (in thousands)	$267,531	$275,181	$285,907	$308,972	$306,181	$295,128
Average net assets (in thousands)	$274,631	$285,213	$304,773	$308,712	$298,496	$288,884
Ratios to average net assets:[2]						
Net investment income	9.23%	8.86%	7.56%	8.42%	8.87%	9.51%
Expenses	0.92%	1.03%	1.01%[3]	0.99%[3]	1.04%[3]	1.05%[3]
Portfolio turnover rate[4]	39%	159%	402%	259%	225%	240%

1. Assumes a $1,000 hypothetical purchase at the current market price on the business day before the first day of the fiscal period, with all dividends and distributions reinvested in additional shares on the reinvestment date, and a sale at the current market price on the last business day of the period. Total return does not reflect sales charges or brokerage commissions.
2. Annualized for periods of less than one full year.
3. Expense ratio has not been grossed up to reflect the effect of expenses paid indirectly.
4. The lesser of purchases or sales of portfolio securities for a period, divided by the monthly average of the market value of portfolio securities owned during the period. Securities with a maturity or expiration date at the time of acquisition of one year or less are excluded from the calculation. Purchases and sales of investment securities (excluding short-term securities and mortgage dollar-rolls) for the period ended April 30, 2000 were $98,344,344 and $113,337,307, respectively. Prior to the period ended October 31, 1996, purchases and sales of investment securities included mortgage dollar-rolls.

See accompanying Notes to Financial Statements.

Notes to Financial Statements (Unaudited)

Oppenheimer Multi-Sector Income Trust

1. Significant Accounting Policies

Oppenheimer Multi-Sector Income Trust (the Trust) is registered under the Investment Company Act of 1940, as amended, as a closed-end management investment company. The Trust's investment objective is to seek high current income consistent with preservation of capital. The Trust's investment advisor is OppenheimerFunds, Inc. (the Manager). The following is a summary of significant accounting policies consistently followed by the Trust.

Securities Valuation. Securities for which quotations are readily available are valued at the last sale price, or if in the absence of a sale, at the last sale price on the prior trading day if it is within the spread of the closing bid and asked prices, and if not, at the closing bid price. Securities (including restricted securities) for which quotations are not readily available are valued primarily using dealer-supplied valuations, a portfolio pricing service authorized by the Board of Trustees, or at their fair value. Fair value is determined in good faith under consistently applied procedures under the supervision of the Board of Trustees. Foreign currency contracts are valued based on the closing prices of the forward currency contract rates in the London foreign exchange markets on a daily basis as provided by a reliable bank, dealer or pricing service. Short-term "money market type" debt securities with remaining maturities of 60 days or less are valued at cost (or last determined market value) and adjusted for amortization or accretion to maturity of any premium or discount.

Structured Notes. The Trust invests in foreign currency-linked structured notes whose market value and redemption price are linked to foreign currency exchange rates. The structured notes may be leveraged, which increases the notes' volatility relative to the face of the security.

Fluctuations in value of these securities are recorded as unrealized gains and losses in the accompanying financial statements. As of April 30, 2000, the market value of these securities comprised 1.35% of the Trust's net assets and resulted in realized and unrealized losses of $734,238. The Trust also hedges a portion of the foreign currency exposure generated by these securities, as discussed in Note 5.

Securities Purchased on a When-Issued Basis. Delivery and payment for securities that have been purchased by the Trust on a forward commitment or when-issued basis can take place a month or more after the transaction date. Normally the settlement date occurs within six months after the transaction date; however, the Trust may, from time to time, purchase securities whose settlement date extends beyond six months and possibly as long as two years or more beyond trade date. During this period, such securities do not earn interest, are subject to market fluctuation and may increase or decrease in value prior to their delivery. The Trust maintains segregated assets with a market value equal to or greater than the amount of its purchase commitments. The purchase of securities on a when-issued or forward commitment basis may increase the volatility of the Trust's net asset value to the extent the Trust makes such purchases while remaining substantially fully invested. As of April 30, 2000, the Trust had entered into net outstanding when-issued or forward commitments of $4,412,780.

In connection with its ability to purchase securities on a when-issued or forward commitment basis, the Trust may enter into mortgage dollar-rolls in which the Trust sells securities for delivery in the current month and simultaneously contracts with the same counterparty to repurchase similar (same type, coupon and maturity) but not identical securities on a specified future

Notes to Financial Statements (Unaudited) (Continued)

Oppenheimer Multi-Sector Income Trust

date. The Trust records each dollar-roll as a sale and a new purchase transaction.

Security Credit Risk. The Trust invests in high yield securities, which may be subject to a greater degree of credit risk, greater market fluctuations and risk of loss of income and principal, and may be more sensitive to economic conditions than lower yielding, higher rated fixed income securities. The Trust may acquire securities in default, and is not obligated to dispose of securities whose issuers subsequently default. As of April 30, 2000, securities with an aggregate market value of $3,456,829, representing 1.29% of the Trust's net assets, were in default.

Foreign Currency Translation. The accounting records of the Trust are maintained in U.S. dollars. Prices of securities denominated in foreign currencies are translated into U.S. dollars at the closing rates of exchange. Amounts related to the purchase and sale of foreign securities and investment income are translated at the rates of exchange prevailing on the respective dates of such transactions.

The effect of changes in foreign currency exchange rates on investments is separately identified from the fluctuations arising from changes in market values of securities held and reported with all other foreign currency gains and losses in the Fund's Statement of Operations.

Repurchase Agreements. The Trust requires the custodian to take possession, to have legally segregated in the Federal Reserve Book Entry System or to have segregated within the custodian's vault, all securities held as collateral for repurchase agreements. The market value of the underlying securities is required to be at least 102% of the resale price at the time of purchase. If the seller of the agreement defaults and the value of the collateral declines, or if the seller enters an insolvency proceeding, realization of the value of the collateral by the Trust may be delayed or limited.

Federal Taxes. The Trust intends to continue to comply with provisions of the Internal Revenue Code applicable to regulated investment companies and to distribute all of its taxable income, including any net realized gain on investments not offset by loss carryovers to shareholders. Therefore, no federal income or excise tax provision is required. As of October 31, 1999, the Trust had available for federal income tax purposes an unused capital loss carryover of approximately $21,079,000, which expires between 2003 and 2007.

Trustees' Compensation. The Trust has adopted an unfunded retirement plan for the Trust's independent Board of Trustees. Benefits are based on years of service and fees paid to each trustee during the years of service. During the six months ended April 30, 2000, a credit of $6,177 was made for the Trust's projected benefit obligations and payments of $7,859 were made to retired trustees, resulting in an accumulated liability of $191,506 as of April 30, 2000.

The Board of Trustees has adopted a deferred compensation plan for independent trustees that enables trustees to elect to defer receipt of all or a portion of annual compensation they are entitled to receive from the Trust. Under the plan, the compensation deferred is periodically adjusted as though an equivalent amount had been invested for the Board of Trustees in shares of one or more Oppenheimer funds selected by the trustee. The amount paid to the Board of Trustees under the plan will be determined based upon the performance of the selected funds. Deferral of trustees' fees under the plan will not affect the net assets of the Trust, and will not materially affect the Trust's assets, liabilities or net investment income per share.

Notes to Financial Statements (Unaudited) (Continued)
Oppenheimer Multi-Sector Income Trust

1. Significant Accounting Policies (continued)

Dividends and Distributions to Shareholders. Dividends and distributions to shareholders, which are determined in accordance with income tax regulations, are recorded on the ex-dividend date.

Classification of Distributions to Shareholders. Net investment income (loss) and net realized gain (loss) may differ for financial statement and tax purposes primarily because of the recognition of certain foreign currency gains (losses) as ordinary income (loss) for tax purposes. The character of distributions made during the year from net investment income or net realized gains may differ from its ultimate characterization for federal income tax purposes. Also, due to timing of dividend distributions, the fiscal year in which amounts are distributed may differ from the fiscal year in which the income or realized gain was recorded by the Trust.

Expense Offset Arrangements. Expenses paid indirectly represent a reduction of custodian fees for earnings on cash balances maintained by the Trust.

Other. Investment transactions are accounted for as of trade date and dividend income is recorded on the ex-dividend date. Discount on securities purchased is amortized over the life of the respective securities, in accordance with federal income tax requirements. Realized gains and losses on investments and options written and unrealized appreciation and depreciation are determined on an identified cost basis, which is the same basis used for federal income tax purposes. Dividends-in-kind are recognized as income on the ex-dividend date, at the current market value of the underlying security. Interest on payment-in-kind debt instruments is accrued as income at the coupon rate and a market adjustment is made periodically.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

2. Shares of Beneficial Interest

The Trust has authorized an unlimited number of $.01 par value shares of beneficial interest. There were no transactions in shares of beneficial interest for the six months ended April 30, 2000, and the year ended October 31, 1999.

3. Unrealized Gains and Losses on Securities

As of April 30, 2000, net unrealized depreciation on securities and options written of $16,860,613 was composed of gross appreciation of $5,338,193, and gross depreciation of $22,198,806.

4. Fees and Other Transactions with Affiliates

Management Fees. Management fees paid to the Manager were in accordance with the investment advisory agreement with the Trust which provides for an annual fee of 0.65% on the Trust's average annual net assets.

Administration Fees. Mitchell Hutchins Asset Management Inc. serves as the Trust's Administrator. The Trust pays the Administrator an annual fee of 0.20% of the Trust's average annual net assets. Effective March 11, 2000, Mitchell Hutchins Asset Management Inc. no longer serves as the Trust's Administrator.

Notes to Financial Statements (Unaudited) (Continued)
Oppenheimer Multi-Sector Income Trust

Accounting Fees. The Manager acts as the accounting agent for the Trust at an annual fee of $24,000, plus out-of-pocket costs and expenses reasonably incurred.

Transfer Agent Fees. Shareholder Financial Services, Inc. (SFSI), a wholly owned subsidiary of the Manager, is the transfer agent and registrar for the Trust. Fees paid to SFSI are based on the number of accounts and the number of shareholder transactions, plus out-of-pocket costs and expenses.

5. Foreign Currency Contracts

A foreign currency contract is a commitment to purchase or sell a foreign currency at a future date, at a negotiated rate. The Trust may enter into foreign currency contracts for operational purposes and to seek to protect against adverse exchange rate fluctuations. Risks to the Trust include the potential inability of the counterparty to meet the terms of the contract.

The net U.S. dollar value of foreign currency underlying all contractual commitments held by the Trust and the resulting unrealized appreciation or depreciation are determined using foreign currency exchange rates as provided by a reliable bank, dealer or pricing service. Unrealized appreciation and depreciation on foreign currency contracts are reported in the Statement of Assets and Liabilities.

The Trust may realize a gain or loss upon the closing or settlement of the foreign currency transactions. Realized gains and losses are reported with all other foreign currency gains and losses in the Statement of Operations.

Securities denominated in foreign currency to cover net exposure on outstanding foreign currency contracts are noted in the Statement of Investments where applicable.

As of April 30, 2000, the Trust had outstanding foreign currency contracts as follows:

Contract Description	Expiration Date	Contract Amount (000s)	Valuation as of April 30, 2000	Unrealized Appreciation	Unrealized Depreciation
Contracts to Sell					
British Pound Sterling (GBP) ...	5/18/00	830 GBP	$1,298,933	$ 7,960	$ —
Euro (EUR)	5/4/00–5/25/00	6,492 EUR	5,926,192	183,445	1,413
Japanese Yen (JPY)	6/5/00	31,300 JPY	291,485	14,502	—
South African Rand (ZAR)	5/4/00	7,793 ZAR	1,148,925	—	12,937
Total Unrealized Appreciation and Depreciation				$205,907	$14,350

Notes to Financial Statements (Unaudited) (Continued)
Oppenheimer Multi-Sector Income Trust

6. Futures Contracts

The Trust may buy and sell futures contracts in order to gain exposure to or to seek to protect against changes in interest rates. The Trust may also buy or write put or call options on these futures contracts.

The Trust generally sells futures contracts to hedge against increases in interest rates and the resulting negative effect on the value of fixed rate portfolio securities. The Trust may also purchase futures contracts to gain exposure to changes in interest rates as it may be more efficient or cost effective than actually buying fixed income securities.

Upon entering into a futures contract, the Trust is required to deposit either cash or securities (initial margin) in an amount equal to a certain percentage of the contract value. Subsequent payments (variation margin) are made or

received by the Trust each day. The variation margin payments are equal to the daily changes in the contract value and are recorded as unrealized gains and losses. The Trust may recognize a realized gain or loss when the contract is closed or expires.

Securities held in collateralized accounts to cover initial margin requirements on open futures contracts are noted in the Statement of Investments. The Statement of Assets and Liabilities reflects a receivable and/or payable for the daily mark to market for variation margin.

Risks of entering into futures contracts (and related options) include the possibility that there may be an illiquid market and that a change in the value of the contract or option may not correlate with changes in the value of the underlying securities.

As of April 30, 2000, the Trust had outstanding futures contracts as follows:

Contract Description	Expiration Date	Number of Contracts	Valuation as of April 30, 2000	Unrealized Appreciation (Depreciation)
Contracts to Purchase				
Euro-Bobl	6/8/00	43	$4,046,728	$ 20,377
Standard & Poor's 500	6/15/00	18	6,570,000	135,000
				155,377
Contracts to Sell				
Crude Oil	5/22/00	110	2,831,400	51,430
Euro-Schatz	6/5/00	70	6,520,716	(5,741)
U.S. Treasury Bonds, 10 yr.	6/21/00	80	7,756,250	6,641
U.S. Treasury Nts., 5 yr.	6/21/00	64	6,245,000	(20,500)
				31,830
				$187,207

30

Notes to Financial Statements (Unaudited) (Continued)
Oppenheimer Multi-Sector Income Trust

7. Option Activity

The Trust may buy and sell put and call options, or write put and covered call options on portfolio securities in order to produce incremental earnings or protect against changes in the value of portfolio securities.

The Trust generally purchases put options or writes covered call options to hedge against adverse movements in the value of portfolio holdings. When an option is written, the Trust receives a premium and becomes obligated to sell or purchase the underlying security at a fixed price, upon exercise of the option.

Options are valued daily based upon the last sale price on the principal exchange on which the option is traded and unrealized appreciation or depreciation is recorded. The Trust will realize a gain or loss upon the expiration or closing of the option transaction. When an option is exercised, the proceeds on sales for a written call option, the purchase cost for a written put option or the cost of the security

for a purchased put or call option is adjusted by the amount of premium received or paid.

Securities designated to cover outstanding call options are noted in the Statement of Investments where applicable. Shares subject to call, expiration date, exercise price, premium received and market value are detailed in a note to the Statement of Investments. Options written are reported as a liability in the Statement of Assets and Liabilities. Gains and losses are reported in the Statement of Operations.

The risk in writing a call option is that the Trust gives up the opportunity for profit if the market price of the security increases and the option is exercised. The risk in writing a put option is that the Trust may incur a loss if the market price of the security decreases and the option is exercised. The risk in buying an option is that the Trust pays a premium whether or not the option is exercised. The Trust also has the additional risk of not being able to enter into a closing transaction if a liquid secondary market does not exist.

Written option activity for the six months ended April 30, 2000, was as follows:

	Call Options	
	Number of Options	Amount of Premium
Options outstanding as of October 31, 1999	—	$ —
Options written	143,000,000	14,806
Options closed or expired	(143,000,000)	(14,806)
Options outstanding as of April 30, 2000	—	$ —

	Put Options	
	Number of Options	Amount of Premium
Options outstanding as of October 31, 1999	3,388,275	$ 56,100
Options written	630,000	2,782
Options closed or expired	(3,388,275)	(56,100)
Options outstanding as of April 30, 2000	630,000	$ 2,782

Notes to Financial Statements (Unaudited) (Continued)
Oppenheimer Multi-Sector Income Trust

8. Illiquid or Restricted Securities

As of April 30, 2000, investments in securities included issues that are illiquid or restricted. Restricted securities are often purchased in private placement transactions, are not registered under the Securities Act of 1933, may have contractual restrictions on resale, and are valued under methods approved by the Board of Trustees as reflecting fair value. A security may also be considered illiquid if it lacks a readily available market or if its valuation has not changed for a certain period of time. The Trust intends to invest no more than 10% of its net assets (determined at the time of purchase and reviewed periodically) in illiquid or restricted securities. Certain restricted securities, eligible for resale to qualified institutional investors, are not subject to that limitation. The aggregate value of illiquid or restricted securities subject to this limitation as of April 30, 2000 was $16,243,455, which represents 6.07% of the Trust's net assets, of which $1,179,850 is considered restricted. Information concerning restricted securities is as follows:

Security	Acquisition Date	Cost per Unit	Valuation per Unit as of April 30, 2000
Stocks and Warrants			
Becker Gaming, Inc. Wts., Exp. 11/15/00	11/18/93	$ 2.00	$ —
CGA Group Ltd., Preferred, Series A	6/17/97	25.00	25.00
CGA Group Ltd. Wts., Exp. 6/16/07	6/17/97	—	0.30

Oppenheimer Multi-Sector Income Trust

General Information Concerning the Trust

Oppenheimer Multi-Sector Income Trust (the Trust) is a closed-end diversified management investment company with a primary investment objective of seeking high current income consistent with preservation of capital. The Trust's secondary investment objective is capital appreciation. In seeking its objectives, the Trust may invest any percentage of its assets in at least three of the following seven fixed income sectors: U.S. Government, Corporate, International, Asset-Backed, Municipal, Convertible and Money Market. Current income, preservation of capital and, secondarily, possible capital appreciation may be considerations in the allocation of assets among such sectors. The Trust can invest in a number of different kinds of "derivative investments" and can also engage in certain special investment techniques, including repurchase transactions, when-issued and delayed delivery transactions and hedging. The Trust is not required to invest in any of these types of securities at all times. The investment advisor to the Trust is OppenheimerFunds, Inc. (the Manager).

The Portfolio Managers of the Trust are Arthur Steinmetz and Caleb Wong. Mr. Steinmetz is a Vice President of the Trust and a Senior Vice President of the Advisor and Mr. Wong is an Assistant Vice President of the Advisor. Messrs. Steinmetz and Wong have been the persons principally responsible for the day-to-day management of the Trust's portfolio since February 1, 1999. Prior to February 1999, Mr. Steinmetz served as a portfolio manager and officer of other Oppenheimer funds. Mr. Wong worked on fixed income quantitative research and risk management for the Advisor since July 1996, prior to which he was enrolled in the Ph.D. program for economics at the University of Chicago. Other members of the Advisor's fixed income portfolio department, particularly portfolio analysts, traders and other portfolio managers provide the Trust's Portfolio Managers with support in managing the Trust's portfolio.

Dividend Reinvestment and Cash Purchase Plan—Pursuant to the Trust's Dividend Reinvestment and Cash Purchase Plan (the Plan), as to shares of the Trust (Shares) not registered in nominee name, all dividends and capital gains distributions (Distributions) declared by the Trust will be automatically reinvested in additional full and fractional Shares unless a shareholder elects to receive cash. If Shares are registered in nominee name, the shareholder should consult the nominee if the shareholder desires to participate in the Plan. Shareholders that participate in the Plan (Participants) may, at their option, make additional cash investments in Shares, semi-annually, in amounts of at least $100, through payment to Shareholder Financial Services, Inc., the agent for the Plan (the Agent), accompanied by a service fee of $0.75.

Depending upon the circumstances hereinafter described, Plan Shares will be acquired by the Agent for the Participant's account through receipt of newly issued Shares or the purchase of outstanding Shares on the open market. If the market price of Shares on the relevant date (normally the payment date) equals or exceeds their net asset value, the Agent will ask the Trust for payment of the Distribution in additional Shares at the greater of the Trust's net asset value determined as of the date of purchase or 95% of the then-current market price. If the market price is lower than net asset value, the Distribution will be paid in cash, which the Agent will use to buy Shares on The New York Stock Exchange (the NYSE), or otherwise on the open market to the extent available. If the market price exceeds the net asset value before the Agent has completed its purchases, the average purchase price

Oppenheimer Multi-Sector Income Trust
General Information Concerning the Trust (Continued)

per Share paid by the Agent may exceed the net asset value, resulting in fewer Shares being acquired than if the Distribution had been paid in Shares issued by the Trust.

Participants may elect to withdraw from the Plan at any time and thereby receive cash in lieu of Shares by sending appropriate written instructions to the Agent. Elections received by the Agent will be effective only if received more than 10 days prior to the record date for any Distribution; otherwise, such termination will be effective shortly after the investment of such Distribution with respect to any subsequent Distribution. Upon withdrawal from or termination of the Plan, all Shares acquired under the Plan will remain in the Participant's account unless otherwise requested. For full Shares, the Participant may either: (1) receive without charge a share certificate for such Shares; or (2) request the Agent (after receipt by the Agent of signature guaranteed instructions by all registered owners) to sell the Shares acquired under the Plan and remit the proceeds less any brokerage commissions and a $2.50 service fee.

Fractional Shares may either remain in the Participant's account or be reduced to cash by the Agent at the current market price with the proceeds remitted to the Participant. Shareholders who have previously withdrawn from the Plan may rejoin at any time by sending written instructions signed by all registered owners to the Agent.

There is no direct charge for participation in the Plan; all fees of the Agent are paid by the Trust. There are no brokerage charges for Shares issued directly by the Trust. However, each Participant will pay a pro rata share of brokerage commissions incurred with respect to open market purchases of Shares to be issued under the Plan. Participants will receive tax information annually for their personal records and to assist in federal income tax return preparation. The automatic reinvestment of Distributions does not relieve Participants of any income tax that may be payable on Distributions.

The Plan may be terminated or amended at any time upon 30 days' prior written notice to Participants which, with respect to a Plan termination, must precede the record date of any Distribution by the Trust. Additional information concerning the Plan may be obtained by shareholders holding Shares registered directly in their names by writing the Agent, Shareholder Financial Services, Inc., P.O. Box 173673, Denver, CO 80217-3673 or by calling 1.800.647.7374. Shareholders holding Shares in nominee name should contact their brokerage firm or other nominee for more information.

Shareholder Information—The Shares are traded on the NYSE. Daily market prices for the Trust's shares are published in the New York Stock Exchange Composite Transaction section of newspapers under the designation "OppenMlti." The Trust's NYSE trading symbol is OMS. Weekly net asset value (NAV) and market price information about the Trust is published each Monday in *The Wall Street Journal* and each Sunday in *The New York Times* and each Saturday in *Barron's*, and other newspapers in a table called "Closed-End Bond Funds."

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Semiannual Report

Oppenheimer Multi-Sector Income Trust

OPPENHEIMER

Multi-Sector Income Trust

April 30, 2000


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